Exhibit 4.3

INVESTOR RIGHTS AGREEMENT

Investor Rights Agreement, dated as of June 21, 2022 (this “Agreement”), by and among R1 RCM Inc., a Delaware corporation (the “Company”), CoyCo 1, L.P., a Delaware limited partnership (“Coyco 1”), and Coyco 2, L.P., a Delaware limited partnership (“Coyco 2”, each of Coyco 1 and Coyco 2, an “Investor” and collectively, the “Investors”), and, solely for purposes of Section 4, Section 6 and Section 11, the undersigned Investor Affiliate.

WHEREAS, on January 9, 2022, the Company, the Investors, R1 RCM Holdco Inc. (f/k/a R1 RCM Inc.), a Delaware corporation (“Roadrunner”), Project Roadrunner Merger Sub Inc., a Delaware corporation, and Revint Holdings, LLC, a Delaware limited partnership, entered into a Transaction Agreement and Plan of Merger (the “Transaction Agreement”) pursuant to which the Company acquired all of the issued and outstanding limited liability company interests of Cloudmed Blocker Parent, L.L.C., a Delaware limited liability company, in exchange for the consideration set forth therein, including shares of common stock, par value $0.01 per share (“Common Stock”), of the Company on the terms and subject to the conditions set forth in the Transaction Agreement; and

WHEREAS, it is a condition to the closing of the transactions contemplated by the Transaction Agreement that the Company and the Investors enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company and the Investors agree as follows:

Section 1. Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Transaction Agreement shall have the meanings given such terms in the Transaction Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Diluted Common Shares” means, as of any date, the total number of shares of Common Stock then outstanding, calculated assuming the full exercise of the TCP/AS Warrant.

“Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with GAAP; provided, that, Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

“New Securities” means any shares of capital stock of the Company, including Common Stock, whether authorized or not by the Company’s board of directors (the “Board”) or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible, exchangeable or exercisable into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to any arrangement approved by the Board or the Board’s Compensation Committee subject to any consent or approval required hereunder; (ii) securities issued to the sellers pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in an underwritten registered public offering, provided, that the Company shall have complied with Section 5 with respect to such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants; provided, that either (x) the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed on or prior to the date hereof (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the date hereof with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Common Stock issued pursuant to the Transaction Agreement; (vii) Common Stock issued pursuant to the Warrants; and (viii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vii) above.

“Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investors pursuant to the Transaction Agreement and issued pursuant to any preemptive rights pursuant to this Agreement, minus (y) the aggregate number of any shares of Common Stock transferred by any Investor to any Person (but excluding any transfers to funds managed by New Mountain Partners V (AIV-D), LP (“NMC”) or its Affiliates, including New Mountain Capital, L.L.C. (together with NMC, each, an “Investor Affiliate”) who, if required by Section 4.1, executes a written joinder agreement in a form approved by the Company pursuant to Section 4.1) divided by (ii) the Diluted Common Shares.

“Ownership Threshold” means, as of any date, the Investors and the Investor Affiliates taken together holding in aggregate at least (x) 101,947,306 shares of Common Stock (as adjusted for any stock split, reverse stock split or other similar event) or (y) 33% of the Diluted Common Shares for purposes of Section 2.1(a) or 25% of the Diluted Common Shares for all purposes other than Section 2.1(a).

“TCP/AS IRA” means that certain Amended and Restated Investor Rights Agreement, dated as of the date hereof, between the Company and TCP-ASC ACHI Series LLLP, a Delaware limited liability limited partnership.

“Warrants” means the Warrant, dated as of February 16, 2016, between the Company (as assignee from Roadrunner) and TCP-ASC ACHI Series LLLP (the “TCP/AS Warrant”) and (ii) the Warrant, dated as of January 23, 2018, between the Company (as assignee from Roadrunner) and IHC Health Services, Inc., in each case, as such Warrant may be amended or modified from time to time.

Section	2. Governance Matters.

2.1.	Board Composition.

(a)

Concurrently with the execution of this Agreement, the Investors shall be entitled to nominate three (3) members to the Board, who shall initially be Matthew Holt, Jeremy Delinsky, and Bradford Kyle Armbrester, and the Board shall take all necessary action to cause the appointment of such individuals to the Board effective promptly following the Closing. After the date hereof,

(1)	for so long as the Ownership Threshold is met the Investors shall be entitled to nominate three (3) members to the Board,

(2)

for so long as the Ownership Threshold is not met but the Investors’ Ownership Percentage exceeds 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) two (2) directors, and

(3)

for so long as the Investors’ Ownership Percentage is in the aggregate at least 5% but less than 10% of the Diluted Common Shares, then the Investors shall be entitled to nominate the greater of (x) such number of individuals to the Board in relative proportion to the Ownership Percentage (rounded down) and (y) one (1) director (each, an “Investor Designee,” and collectively, the “Investor Designees”).

For so long as the Ownership Threshold is met, (i) one Investor Designee shall be unaffiliated with NMC and (ii) two Investor Designees (which, for the avoidance of doubt, can include the Investor Designee described in clause (i)) shall qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) and applicable law. The Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all commercially reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

(b)

Any Investor Designee shall be reasonably acceptable to the Board’s Nominating and Corporate Governance Committee (the “Governance Committee”), it being understood that the individuals named in Section 2.1(a) are acceptable. The Company shall require that all directors comply in all respects with applicable law (including with respect to confidentiality) and the Company’s corporate governance guidelines, code of business conduct and ethics and confidentiality and trading policies and guidelines as in effect from time to time. The Investors shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws, together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided, that in each such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further, that in the event the Investors fail to provide any such notice, the Investor Designee shall be the person then serving as the Investor Designee as long as the Investors provide the Nominee Disclosure Information to the Company promptly upon request by the Company.

(c)

In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investors, subject to the fulfillment of the requirements set forth in the first sentence of the last paragraph of Section 2.1(a) and Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

(d)	For so long as the Investors have rights under this Section 2.1, the Company will not amend or waive the provisions of Section 3 of the TCP/AS IRA.

2.2.

Committee Membership. After the date hereof, and subject to applicable law and the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any), the Company will offer one Investor Designee (to be selected by the Investors) an opportunity to, at the Investors’ option, either sit on each regular committee of the Board or attend (but not vote) at the meetings of such committee as an observer. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange listing standard to sit on any committee of the Board, then the Board shall offer such Investor Designee the opportunity to attend (but not vote) at the meetings of such committee as an observer. For the avoidance of doubt, the Investors may select different Investor Designees for different committees.

2.3. Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement (including of travel expenses), indemnification and insurance coverage for their service as directors as the other outside directors of the Company; provided, that the Investors (on behalf of any Investor Designee) or any Investor Designee may elect to waive, in their, his or her discretion, all or any portion of the foregoing entitlements. For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

2.4.	Special Approval Matters.

(a)

For so long as the Ownership Threshold is met, the following matters will require the approval of the holders of a majority of the Common Stock that is held by the Investors or any Investor Affiliate to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

(1)	the amendment or modification of the Company’s Certificate of Incorporation or Bylaws in any manner that adversely impacts the rights of holders of Common Stock;

(2)	the creation, authorization or issuance of any equity securities of the Company or any of its Subsidiaries in any manner that adversely impacts the rights of holders of Common Stock;

(3)

the incurrence of any Indebtedness by the Company or any of its Subsidiaries in excess of $100.0 million in the aggregate during any fiscal year (other than (i) the Indebtedness contemplated by the Financing Commitment and (ii) refinancings of existing Indebtedness (including the Indebtedness contemplated by the Financing Commitment));

(4)

the sale, transfer or other disposition of assets or businesses of the Company or any of its Subsidiaries with a value in excess of $10.0 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

(5)

the acquisition by the Company or any of its Subsidiaries of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $100.0 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

(6)

capital expenditures by the Company or any of its Subsidiaries in excess of $25.0 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $25.0 million in the aggregate during any fiscal year;

(7)	the approval of the annual budget of the Company and its Subsidiaries;

(8)	the hiring or termination of the Company’s chief executive officer;

(9)	the appointment or removal of the chairperson of the Board; and

(10)

the Company or any of its Subsidiaries making any loans to, investments in, or purchasing any stock or other securities in another corporation, joint venture, partnership or other entity in excess of $25.0 million in the aggregate during any fiscal year.

(b)	For so long as the Ownership Threshold is met, increasing the size of the Board beyond 15 directors will require the approval of a majority of the Investor Designees.

(c)

(i) When the Ownership Threshold is met, any transaction, agreement, commitment or arrangement between the Company, on the one hand, and any Investor or any Investor Affiliate, on the other hand shall require the approval of a majority of the directors of the Board then in office who are not Investor Designees or otherwise affiliates of the Investors, other than a Pro Rata Transaction.

2.5.

Books and Records; Access. For so long as the Investors’ Ownership Percentage is 5% or more, the Company shall permit each Investor and its designated representatives (that, for the avoidance of doubt, cannot include any transferee (other than an Investor Affiliate) or customer of the Company), at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company and the Company Subsidiaries and to discuss the affairs, finances and condition of the Company or any of the Company Subsidiaries with the officers of the Company or any such Company Subsidiary.

2.6.

Tender Offers. Following the Closing, the Company may commence any tender offers or exchange offers for shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) and acquire securities pursuant to any such tender offers or exchange offers so long as the aggregate purchase price paid in respect of such shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) does not exceed $500 million in the aggregate (such tender offers or exchange offers, the “Pre-Approved Tender Offers”). Other than the Pre-Approved Tender Offers, for a period of eighteen (18) months following the Closing, the Company shall not, and shall cause its subsidiaries not to, commence any tender offer or exchange offer for any shares of Common Stock (or other equity securities of the Company or any of its subsidiaries) or acquire any securities pursuant to any such tender offer or exchange offer, unless the amount and terms of such tender or exchange offer have been approved by a majority of the members of the Board of the Company, which majority must include at least two (2) directors who do not constitute “Investor Designees” pursuant to the TCP/ASC IRA and who qualify as “independent” directors as defined in the listing standards of the Nasdaq Global Select Market (or other United States national securities exchange that the Common Stock is listed upon, if any) (such tender offers or exchange offers together with the Pre-Approved Tender Offers, the “Approved Tender Offers”). Notwithstanding the foregoing, in no event shall there be more than two Approved Tender Offers.

Section	3. Voting Agreement.

3.1.

Voting Agreement as to Certain Matters. For so long as there is at least one Investor Designee on the Board, each Investor will cause all of its shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be voted (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1) and (ii) against the removal of any director nominated by the Governance Committee.

3.2.	No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Investor Affiliates.

Section	4. Restrictions on Transfer.

4.1.

No Transfer of Shares Prior to Eighteen-Month Anniversary. Prior to December 21, 2023, neither of the Investors nor any Investor Affiliate may directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any shares of Common Stock to any Person without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion) other than any Permitted Transfer; provided, that, (i) with respect to any direct or indirect equity holders of an Investor, neither transfers of interests in an investment partnership or other fund vehicle nor transfers for bona fide estate planning purposes shall be deemed indirect transfers and (ii) for the avoidance of doubt, any pledges or encumbrances of equity interests in the Investors or any parent thereof (but not, for the avoidance of doubt, the Common Stock) in connection with ordinary course, fund-level, financing arrangements shall be permitted without the prior consent of the Company. Any purported transfer which is not in accordance with the terms and conditions of this Section 4.1 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

4.2.

No Transfer to Competitors. Neither of the Investors nor any Investor Affiliate may at any time directly or knowingly indirectly (without any duty of investigation) transfer any shares of Common Stock to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), other than in connection with any Pro Rata Transaction. For purposes of this Section 4.1, “Competitor” shall mean (i) any Person that (x) sells (A) hospital or medical professional group revenue cycle management services or software or (B) physician advisory services and (y) such sales represent greater than 50% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

4.3.

No Block Transfers to Individual Persons. Neither of the Investors nor any Investor Affiliate may, individually or acting together with any other person as a “group” (within the meaning of Section 13(d)(3) of the Exchange Act), at any time knowingly, directly or indirectly transfer any shares of Common Stock (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 15% or more of the voting capital stock of the Company then outstanding (as calculated from the cover of the Company’s most recent Form 10-K or 10-Q, as applicable, filed with the Securities and Exchange Commission and publicly available on EDGAR) or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than 19.9% of the voting capital stock of the Company then outstanding based on filings with the Securities Exchange Commission of a Schedule 13D or 13G for that transferee publicly available on EDGAR at least one Business Day prior to such transfer (other than, in each case of clauses (a) or (b), to (i) the Investors, (ii) any of their Affiliates (including the Investor Affiliates and commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Section 3, Section 4 and Section 6, (iii) in connection with any Permitted Transfer or (iv) in connection with a bona fide public offering or distribution).

4.4.	Permitted Transfers. The following transfers (“Permitted Transfers”) shall be permitted without the Company’s consent:

(1)	to an Investor Affiliate who executes a written joinder agreement pursuant to which such Investor Affiliate agrees to be bound by the terms of this Agreement (a “Joinder”),

(2)

following December 21, 2022 until December 21, 2023, up to 20% of the Common Stock held by the Investors and Investor Affiliates (in the aggregate) in connection with the exercise of any “piggyback” registration rights pursuant to Section 3 of the Registration Rights Agreement,

(3)

to any limited partner of an Investor (each, an “Investor LP”) solely in order to permit such Investor LP of such Investor to participate directly in any substantially concurrent sale of Common Stock in which such Investor would otherwise be able to participate pursuant to the terms hereof,

(4)

in the event that any Investor LP (or any beneficial owner thereof) (other than, for the avoidance of doubt, NMC and its Affiliates including its affiliated investment funds) is required to pay income taxes as a result of the consummation of the transactions contemplated by the Transaction Agreement (including the Coyote Reorganization (as defined therein)), to such Investor LP a number of shares of Common Stock up to an amount sufficient to pay such income taxes (and any income taxes expected to be payable in connection with such distribution or the disposition of such shares of Common Stock), or

(5)	in any Pro Rata Transaction.

For purpose of this Agreement, a “Pro Rata Transaction” shall mean any transaction in which all shareholders (x) are offered pro rata tag along rights on terms substantially similar to those given to the Investors and (y) are entitled to receive consideration of equal market value (on a per share, as-converted or exercised basis). The Company shall cooperate with, and not frustrate, any transfers by Investors or any Investor Affiliate that are not prohibited by this Agreement.

4.5.

In connection with any distribution of Common Stock to an Investor LP pursuant to Section 4.4(3), the Company shall use commercially reasonable efforts to determine whether any certificates or book-entry interests evidencing such shares of Common Stock should include any legend as may be required under, and are otherwise distributed in compliance with, all applicable securities laws, including imposing any transfer restrictions for such period of time as may be required to ensure that any subsequent disposition by an Investor LP of such Common Stock is made in compliance with such laws.

4.6.

Notwithstanding anything in this Agreement to the contrary, each Investor (including any Investor Affiliate who signs a joinder agreement pursuant to Section 4.4(1)) agrees that it will not tender, sell or otherwise transfer any shares of Common Stock (other than shares of Common Stock received in a transfer pursuant to Section 4.4(4)) in connection with any tender offer by the Company for shares of Common Stock from the date of this Agreement until December 21, 2023; provided, that the purchase price in such tender offer(s) does not exceed $1.0 billion in the aggregate. In addition, each Investor agrees that (i) it will take any actions reasonably requested by the Company in support of the Pre-Approved Tender Offers, (ii) its approval rights set forth in clause (5) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers and (iii) its approval rights set forth in clause (3) of Section 2.4(a) shall not apply with respect to the Approved Tender Offers or the incurrence of Indebtedness by the Company or its subsidiaries to finance the Approved Tender Offers in an amount up to $500 million in the aggregate with respect to the Pre-Approved Tender Offers and (without duplication) $1.0 billion in the aggregate with respect to the Approved Tender Offers.

Section	5. Preemptive Rights.

5.1.

Subject to the terms and conditions set forth in this Section 5, each Investor has the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell up to such Investor’s pro rata portion (as determined by the Investors) of the Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

5.2.

In the event the Company proposes to undertake an issuance of New Securities, it shall give each Investor written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). Each Investor shall have thirty (30) days from the date of delivery of a Notice of Issuance to such Investor to agree to purchase a portion of the New Securities up to such Investor’s pro rata portion Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such thirty (30) day period, each Investor shall deliver a written notice to the Company stating the quantity of New Securities to be purchased by such Investor (an “Investor Response”), which written notice shall be binding on the Company and such Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

5.3.

The Company shall have 120 days following the earlier of (i) the expiration of the thirty (30) day period described in Section 5.2 and (ii) the delivery of each Investor Response and the investor response contemplated by the TCP/AS IRA to sell or enter into an agreement to sell the New Securities with respect to which an Investor’s right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investors in the manner provided in Section 5.2.

5.4.

If, at the close of any Business Day following the date hereof, the Investors’ Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

Section	6. Standstill Restrictions.

6.1.

Until the later of (x) the time that the Investors’ Ownership Percentage is less than 25% of the Diluted Common Shares and (y) the third anniversary of the date hereof (and, in the case of (iv)—(vii), only for so long as the designees of the Investors under Section 2.1(a) are seated on the Board pursuant to Section 2.1 and Section 2.4(b) and other than with respect to the election of the Investor Designees), neither Investor nor any Investor Affiliate shall (i) except as provided in Section 5, directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other than the Common Stock issued pursuant to the Transaction Agreement and any Common Stock paid as dividends or as otherwise would not increase the Investors’ beneficial ownership of the Company’s Common Stock by greater than 1% on an as-converted basis, (ii) bring any action or otherwise act to contest the validity of the restrictions set forth in this Section 6, or seek a release of such restrictions, (iii) deposit any Common Stock in a voting trust or similar arrangement or subject any Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Common Stock to any person not affiliated with the Investors or Company management; (iv) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investors, the Investor Affiliates and other holders of partnership units of either Investor as of the Closing or their “Permitted Transferees” as defined in such Investor’s Amended and Restated Agreement of Limited Partnership (as in effect on the date hereof), (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.4(b), (vii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (viii) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (ix) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of an Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict an Investor from complying with applicable law or the ability of the Investor Designees or other directors appointed or elected to the Board from exercising their fiduciary duties or powers as directors.

6.2.

Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite each Investor to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that in the event an Investor participates in such process, each Investor Designee shall recuse himself or herself from voting on, or otherwise receiving any confidential information regarding, matters in connection with the process; provided, further, however, that, following the termination of the Investors’ participation in any process, the Investors’ right to vote on, and receive confidential information about, the process shall be reinstated. In addition, if requested by the Board, the Investors may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board; provided, that any such proposal shall be conditioned on approval of the Board.

Section 7. Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (a) upon the mutual written agreement of the Company and the Investors, (b) upon written notice of either the Company or the Investors at such time as the Investors’ Ownership Percentage is less than 5% or (c) upon written notice of the Investors upon a material breach of this Agreement by the Company.

Section 8. Confidentiality. All confidentiality agreements between the Company and Revint Intermediate II, LLC, including the Confidentiality Agreement (as defined in the Transaction Agreement) are hereby terminated as of the date of this Agreement. On the date of this Agreement, each Investor, NMC and the Company shall enter into a confidentiality agreement substantially in the form attached hereto as Exhibit A.

Section 9. Section 16b-3. So long as (i) the Investors have the right to designate an Investor Designee and an Investor Designee is serving on the Board, (ii) the Investors, NMC and/or any Investor Affiliate owns, directly or indirectly, at least 10% of the outstanding Common Stock or (iii) any holder of Investor limited partnership units who is an “executive officer” or person who is a “director” or a “director by deputization” required to comply with Section 16 of the Exchange Act directly or indirectly holds any Common Stock or receives any Common Stock from an Investor, the Board shall take such action as is reasonably necessary to cause the exemption of any acquisition or disposition of Common Stock or any Registrable Securities by any such person from the liability provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 so long as such exemption is not prohibited by applicable law; for the avoidance of doubt, the Company shall pass one or more exemptive resolutions by the Board each time there is any purported acquisition or disposition of Common Stock or any Registrable Securities by any such person with requisite specificity to exempt from the liability provisions of Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

Section 10. Tax Matters.

10.1.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof two original copies of whichever of the following is applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, each Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by such Investor. Each Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

10.2.

Each Investor shall deliver to the Company within ninety (90) days after the date hereof a schedule setting out such Investor’s calculations in reasonable detail as to how much withholding would be required on payments to such Investor or any Investor Affiliates (each such owner, an “Investor Group Member”) in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

10.3.

Upon a transfer of shares of Common Stock to an Investor Group Member not party to this Agreement, within ninety (90) days after such transfer or such earlier date as may be reasonably necessary in light of any upcoming taxable distribution, the Investors shall cause the Investor Group Member receiving such transferred shares to provide the information required by the first sentence of Section 10.1 to be delivered to the Company and shall cause the Investor Group Member to comply with the second and third sentences of Section 10.1 (replacing for this purpose the term “Investor” with “Investor Group Member”).

10.4.	Each Investor represents that it is a domestic limited partnership for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

Section 11. Miscellaneous.

11.1.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

11.2.

Jurisdiction; Enforcement. Each of the parties hereto hereby agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, solely if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 11.2 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 11.6. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.3.

Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, no Investor may assign its rights under this Agreement to any Person without the consent of the Company other than to an Investor Affiliate that executes a Joinder.

11.4.

No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties to this Agreement any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

11.5.

Entire Agreement. This Agreement, the Transaction Agreement and the other documents delivered pursuant to the Transaction Agreement (including the Registration Rights Agreements as defined therein), constitute the full and entire understanding and agreement between the parties with regard to the subjects of this Agreement and such other agreements and documents.

11.6.

Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, email (with delivery receipt) or messenger as follows:

If to the Company:

R1 RCM Inc.

434 W. Ascension Way, 6th Floor

Murray, Utah 84123

Attention: General Counsel

Email: SRadcliffe@R1RCM.COM

With a copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attention: Richard W. Porter, P.C.

          Robert M. Hayward, P.C.

          Bradley C. Reed, P.C.

Email: richard.porter@kirkland.com; robert.hayward@kirkland.com;

    bradley.reed@kirkland.com

if to the Investor:

c/o New Mountain Capital, L.L.C.

1633 Broadway, 48th Floor

New York, NY 10019

Attention: Matt Holt and Jack Qian

Email: MHolt@newmountaincapital.com;

    JQian@newmountaincapital.com

With a copy to (which shall not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036

Attention: John Sorkin and Andrew Silver

Email: John.Sorkin@ropesgray.com;

    Andrew.Silver@ropesgray.com

or in any such case to such other address or email address as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by email if promptly confirmed or a delivery receipt is received.

11.7.

Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

11.8.

Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investors or, in the case of a waiver, by the party against whom the waiver is to be effective. Any consent hereunder and any amendment or waiver of any term of this Agreement by the Company must be approved in accordance with Section 2.4(c) herein. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder that executes a Joinder, and the Company.

11.9.

Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

11.10.

Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

11.11.

Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

11.12.

Expenses. The Company shall, at the direction of the Investors, pay directly or reimburse the Investors for such reasonable, documented and out-of-pocket travel expenses and other business expenses that arise in connection with or directly relate to the Investors’ and their Affiliates performance of their and their Affiliates’ obligations under this Agreement or otherwise relating to the management and oversight of the Investors’ investment in the Company (including any reasonable attorneys’ fees); provided, that in no event shall the Company be obligated under this Section 11.12 to (x) pay or reimburse any expenses (individually or in the aggregate) in an amount above $100,000 per fiscal year or (y) pay or reimburse any expenses (including attorneys’ fees) related to any filings required to be made by the Investors or their Affiliates solely in their capacity as stockholders or beneficial owners of the Company. Unless otherwise approved by the Company, travel expenses will be reimbursed only to the extent that such travel is consistent with the Company’s policies for members of the Board in effect from time to time with respect to travel.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

COMPANY:

R1 RCM INC.

By:	/s/ Joseph Flanagan
Name: Joseph Flanagan
Title: Chief Executive Officer

INVESTORS:

COYCO, 1 L.P.
By: COYCO GP, L.L.C., its general partner

By:	/s/ Brian C. Murphy
Name: Brian C. Murphy
Title: Treasurer and Secretary

COYCO ,2 L.P.
By: COYCO GP, L.L.C., its general partner

By:	/s/ Brian C. Murphy
Name: Brian C. Murphy
Title: Treasurer and Secretary

INVESTOR AFFILIATES:

NEW MOUNTAIN PARTNERS V (AIV-D), LP

By:	/s/ Adam B. Weinstein
Name:	Adam B. Weinstein
Title:	Authorized Signatory

[Signature Page to Investor Rights Agreement]